UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Autobytel Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05275N205

(CUSIP Number)

William Ferriolo

14733 Waterchase Blvd.

Tampa, Florida 33626

727-638-4312

and:

Ian Bentley

14613 Canopy Drive

Tampa, Florida 33626

813-765-7625

and a copy to:

Richard M. Leisner, Esq.

Trenam, Kemker, Scharf, Barkin, Frye, O’Neill & Mullis, P.A.

2700 Bank of America Plaza

Tampa, Florida 33602

813-227-7461

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

SCHEDULE 13D

CUSIP No. 05275N205	Page 2 of 12 Pages

1	Name and IRS identification number of reporting person Atrop, Inc. 37-1540540
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,475,268 *
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,475,268 *
11	Aggregate amount beneficially owned by each reporting person 1,475,268 *
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 14.27%
14	Type of reporting person CO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 05275N205	Page 3 of 12 Pages

1	Name and IRS identification number of reporting person IBBF Ventures, Inc. 73-1672259
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,475,268 *
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,475,268 *
11	Aggregate amount beneficially owned by each reporting person 1,475,268 *
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 14.27%
14	Type of reporting person CO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 05275N205	Page 4 of 12 Pages

1	Names of reporting person William Ferriolo
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 96,346
	8	Shared voting power 1,475,268 *
	9	Sole dispositive power 96,346
	10	Shared dispositive power 1,475,268 *
11	Aggregate amount beneficially owned by each reporting person 1,571,614 *
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 15.10%
14	Type of reporting person IN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 05275N205	Page 5 of 12 Pages

1	Names of reporting person Ian Bentley
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 59,058
	8	Shared voting power 1,475,268 *
	9	Sole dispositive power 59,058
	10	Shared dispositive power 1,475,268 *
11	Aggregate amount beneficially owned by each reporting person 1,534,326 *
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 14.76%
14	Type of reporting person IN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 05275N205	Page 6 of 12 Pages

1	Names of reporting person Ian Bentley Revocable Trust created U/A/D March 1, 2005
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,475,268 *
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,475,268 *
11	Aggregate amount beneficially owned by each reporting person 1,475,268 *
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 14.27%
14	Type of reporting person OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 05275N205		Page 7 of 12 Pages

Introduction.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and restates the Schedule 13D filed on July 29, 2013 (“Schedule 13D”) by the Reporting Persons (as defined in Item 2 below), relating to their beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”) of Autobytel Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 1 (i) reflects the increase in beneficial ownership of Common Stock by the Reporting Persons due to the inclusion of the Note Shares (as defined below) in their beneficial ownership as of the date that is 60 days prior to the right to convert the Note (as defined below) becoming effective, (ii) reflects the increase in beneficial ownership of Common Stock by some of the Reporting Persons due to additional vesting of certain previously outstanding options, and (iii) amends and restates Item 3, Item 5 and Item 6. Except for the above-referenced amendments, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to the Common Stock of the Issuer. The address of the principal executive office of the Issuer is 18872 MacArthur Boulevard, Suite 200, Irvine, California 92612.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed jointly by: (1) Atrop, Inc., a Florida corporation f/k/a Autotropolis, Inc. (“Atrop”), (ii) IBBF Ventures, Inc., a Florida corporation f/k/a Cyber Ventures, Inc. (“IBBF”), (iii) William Ferriolo, a citizen of the United States, (iv) Ian Bentley, a citizen of the United States, and (v) the Ian Bentley Revocable Trust created U/A/D March 1, 2005 (the “Bentley Trust”). Each of Atrop, IBBF, Mr. Ferriolo, Mr. Bentley and the Bentley Trust are individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Messrs. Ferriolo and Bentley are the only executive officers of Atrop and IBBF.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). Each Reporting Person disclaims beneficial ownership of all shares of Common Stock in which such Reporting Person does not have a pecuniary interest. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act is attached hereto as Exhibit 1.

(b) The address of Atrop, IBBF and Mr. Ferriolo is 14733 Waterchase Boulevard, Tampa, Florida 33626. The address of Mr. Bentley and the Bentley Trust is 14613 Canopy Drive, Tampa, Florida 33626.

(c) Atrop and IBBF serve as holding companies for certain proceeds from the Asset Sale described in Item 3 below. Mr. Ferriolo is currently Senior Vice President, Consumer Acquisitions, of the Issuer. Mr. Bentley is currently Vice President, Product Development, of the Issuer.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to an Asset Purchase Agreement, dated as of September 16, 2010 (the “Purchase Agreement”), by and between the Reporting Persons, Issuer, and Autobytel Acquisition Subsidiary, Inc., each of Atrop and IBBF sold substantially all of its assets (the “Asset Sale”) to Issuer in exchange for (i) cash, (ii) a warrant to purchase 2,000,000 shares of Common Stock of the Issuer at an exercise price of $0.93 per share (the “Warrant”) issued jointly to Atrop and

SCHEDULE 13D

CUSIP No. 05275N205		Page 8 of 12 Pages

IBBF (subsequently adjusted as described below), and (iii) a promissory note in the original principal amount of $5,000,000 payable to Atrop and IBBF (the “Note”), which will be convertible on or after September 30, 2013, into up to 1,075,268 shares of Common Stock (the “Note Shares”). Following the Issuer’s reverse stock split on July 11, 2012, as described in the Issuer’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) on July 12, 2012, the Warrant was adjusted to 400,000 shares of Common Stock at an exercise price of $4.65 per share (the “Warrant Shares”). The Warrant becomes exercisable in full on September 16, 2013.

The foregoing description of the Purchase Agreement, Warrant, Note and the transactions effected thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Purchase Agreement, Warrant and Note, which are attached as Exhibits to the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2010, and which by this reference are incorporated herein.

In addition to the interest in the Warrant Shares and the Note Shares described above, Mr. Bentley, for his service as an employee of Issuer, has also received certain options to purchase shares of Common Stock, 59,058 of which (the “Bentley Options”) are currently exercisable, or will be exercisable within 60 days of the date hereof. Of the Bentley Options, 50,000 of such options have an exercise price of $4.20 per share; 3,280 have an exercise price of $4.80 per share; 618 have an exercise price of $3.80 per share; and 5,160 have an exercise price of $3.90 per share.

In addition to the interest in the Warrant Shares and the Note Shares described above, Mr. Ferriolo, for his service as an employee of the Issuer, has also received certain options to purchase shares of Common Stock, 70,581 of which (the “Ferriolo Options”) are currently exercisable, or will be exercisable within 60 days of the date hereof. Of such Ferriolo Options, 50,000 of such options have an exercise price of $4.20 per share; 5,454 have an exercise price of $4.80 per share; 6,118 have an exercise price of $3.80 per share; and 9,009 have an exercise price of $3.90 per share. Mr. Ferriolo has also purchased 25,765 shares of Common Stock (the “Brokerage Shares”) through a brokerage account, using personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Warrant, the Note, the Bentley Options, the Ferriolo Options and the Brokerage Shares for investment purposes.

Pursuant to the Purchase Agreement, the Issuer and the Reporting Persons entered into a Shareholders Agreement, dated September 16, 2010 (the “Shareholders Agreement”), pursuant to which the Issuer has granted to the Reporting Persons certain demand and piggyback registration rights, and the Reporting Persons granted the Issuer a proxy for the Warrant Shares and Note Shares, as described in Item 6 below. The Shareholders Agreement also places certain restrictions on the transfer of the Warrant Shares and the Note Shares, some of which restrictions will cease on September 16, 2013.

The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the full text of such document, which is an exhibit to the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2010, and which by this reference is incorporated herein.

Each of the Reporting Persons reserves the right, in light of an ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, their business objectives and other relevant factors, at any time to change plans and intentions regarding the investment in the Issuer described in this Schedule 13D, as deemed appropriate. Such changes may include, and each of the Reporting Persons reserves the right to effect (or seek to effect), at any time and from time to time in any single transaction or series of transactions, in each case subject to any applicable legal and contractual restrictions on his or its ability to do so, any or all of the following actions:

(a)	purchasing additional shares of Common Stock or other Issuer securities on the open market, in privately negotiated transactions, or otherwise;

(b)	selling some or all of the Reporting Person’s shares of Common Stock or other Issuer securities on the open market, in privately negotiated transactions, or otherwise;

SCHEDULE 13D

CUSIP No. 05275N205		Page 9 of 12 Pages

(c)	extraordinary corporate transactions, including, without limitation, mergers, acquisitions, dispositions, recapitalizations, sales or transfers of assets, reorganizations or liquidations involving the Issuer;

(d)	sale or transaction of a material amount of assets of the Issuer;

(e)	compositional changes to the board of directors or management of the Issuer;

(f)	material changes in the present capitalization or dividend policy of the Issuer;

(g)	material changes in the Issuer’s business or corporate structure;

(h)	changes to the Issuer’s certificate of incorporation, bylaws and other organizational documents;

(i)	causing a class of securities of the Issuer to be delisted from a national securities exchange;

(j)	causing a class of securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; or

(k)	taking all such additional actions as the Reporting Persons deem necessary or advisable to effectuate the foregoing objectives, and which the Reporting Persons believe are reasonably related thereto.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The percentages used herein are calculated based upon the 8,863,400 shares of Common Stock reported by the Issuer to be outstanding on April 29, 2013 in its Quarterly Report on Form 10-Q filed with the SEC on May 2, 2013. For the purposes of calculating the percentage of outstanding Common Stock beneficially owned by the Reporting Persons as described in this Schedule 13D, such outstanding shares are increased by the 400,000 Warrant Shares and the 1,075,268 Note Shares for each of the Reporting Persons, by the 70,581 Ferriolo Options for Mr. Ferriolo, and by the 59,058 Bentley Options for Mr. Bentley, which shares of Common Stock are deemed to be outstanding for these calculation purposes. This brings the total outstanding shares of Common Stock to 10,338,668 shares for Atrop, IBBF and the Bentley Trust, 10,397,726 shares for Mr. Bentley, and 10,409,249 shares for Mr. Ferriolo. The calculations in this Item 5 have been made in accordance with Rule 13d-3(d)(1) under the Exchange Act.

Atrop and IBBF hold title to the Warrant and are the holders of the Note, and assuming the conversion in full of the Warrant and the Note, Atrop and IBBF may be deemed to be the beneficial owners of the Warrant Shares and the Note Shares, constituting approximately 14.27% of the outstanding shares of Common Stock. Atrop and IBBF have shared power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Warrant Shares upon exercise of the Warrant, and the Note Shares upon conversion of the Note, subject to the proxy and certain other restrictions pursuant to the Shareholders Agreement described in Item 6, the Issuer’s Securities Trading Policy, available on Issuer’s website, that, among other things, prohibits trading in Issuer securities unless the Issuer has opened a “trading window” during which trading in the Issuer’s securities may take place, and the right granted to Mr. Bentley’s former spouse described in Item 6.

Mr. Ferriolo, as a director, officer and fifty percent (50%) shareholder of each of Atrop and IBBF, may be deemed to have beneficial ownership of, and shared power to vote and dispose of, the Warrant Shares and the Note Shares, subject to the proxy and certain other restrictions pursuant to the Shareholders Agreement described in Item 6, the Issuer’s Securities Trading Policy, and the right granted to Mr. Bentley’s former spouse described in Item 6. In addition, Mr. Ferriolo is the owner of, and has the sole power to vote and dispose of, the Ferriolo Options upon conversion, and the Brokerage Shares. Mr. Ferriolo may be deemed to be the beneficial owner of shares constituting approximately 15.10% of the outstanding shares of Common Stock.

Mr. Bentley, as a director and officer of Atrop and IBBF, and trustee and beneficiary of the Bentley Trust, which is a fifty percent (50%) shareholder of each of Atrop and IBBF, may be deemed to have beneficial ownership of, and shared power to vote and dispose of, the Warrant Shares and the Note Shares, subject to the proxy and certain other

SCHEDULE 13D

CUSIP No. 05275N205		Page 10 of 12 Pages

restrictions pursuant to the Shareholders Agreement described in Item 6, the Issuer’s Securities Trading Policy, and the right granted to Mr. Bentley’s former spouse described in Item 6. In addition, Mr. Bentley is the owner of, and has the sole power to vote and dispose of, the Bentley Options upon conversion. Mr. Bentley may be deemed to be the beneficial owner of shares constituting approximately 14.76% of the outstanding shares of Common Stock.

The Bentley Trust, as a fifty percent (50%) shareholder of each of Atrop and IBBF, may be deemed to have beneficial ownership of, and shared power to vote and dispose of, the Warrant Shares and the Note Shares, subject to the proxy and certain other restrictions pursuant to the Shareholders Agreement described in Item 6, the Issuer’s Securities Trading Policy, and the right granted to Mr. Bentley’s former spouse described in Item 6. The Warrant Shares and the Note Shares constitute approximately 14.27% of the outstanding shares of Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of the Warrant Shares except to the extent of their pecuniary interest therein.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 2, Item 4 and Item 5 are incorporated herein by this reference. Pursuant to the Shareholders Agreement, Atrop and IBBF granted an irrevocable proxy to the Issuer through its officers to vote the Warrant Shares and the Note Shares in a manner consistent with the recommendations of management. The Warrant Shares and the Note Shares are also subject to certain restrictions on transfer pursuant to the Shareholders Agreement, including certain rights of first refusal, some of which expire on September 16, 2013.

The foregoing description of the Shareholders Agreement does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Shareholders Agreement, which is attached as an exhibit to the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2010.

Pursuant to a divorce settlement agreement, Mr. Bentley granted certain rights to his former spouse with respect to 50,000 of the Warrant Shares. Such rights include the ability to direct Mr. Bentley to exercise the Warrant to acquire such 50,000 Warrant Shares, which 50,000 Warrant Shares would then be registered in her name upon exercise, subject to certain restrictions pursuant to the Shareholders Agreement described in Item 6.

Solely with respect to the Warrant Shares, the Note Shares and the Brokerage Shares, the Reporting Persons were previously granted exemptions from being deemed “Acquiring Persons” pursuant to the Issuer’s Tax Benefit Preservation Plan dated May 26, 2010 (the “Tax Benefit Preservation Plan”), which is triggered when any person acquires beneficial ownership of 4.90% or more of the Common Stock of the Issuer. The rights pursuant to the Tax Benefit Preservation Plan were adjusted pursuant to a Certificate of Adjustment Under Section 11(m) of the Tax Benefit Preservation Plan dated July 12, 2012 (the “Certificate of Adjustment”). Any further acquisitions of beneficial ownership by the Reporting Persons will be subject to the terms of the Tax Benefit Preservation Plan, as adjusted, unless such transactions are exempt under the Tax Benefit Preservation Plan or as determined by the Board of Directors of the Issuer. The foregoing descriptions of the Tax Benefit Preservation Plan and Certificate of Adjustment do not purport to be complete, and are subject to, and qualified in their entirety by reference to, the full text of the Tax Benefit Preservation Plan, which is attached as an exhibit to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 2, 2010, and the full text of the Certificate of Adjustment, which is attached as an exhibit to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2012.

Except as set forth in response to those Items of this Schedule 13D and the agreements which are set forth as exhibits hereto, and incorporated herein by this reference, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Issuer, including transfer or voting of

SCHEDULE 13D

CUSIP No. 05275N205		Page 11 of 12 Pages

any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated July 26, 2013, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

Exhibit 2.	Purchase Agreement, dated September 16, 2010, which is incorporated by reference to Exhibit 2.1 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2010.

Exhibit 3.	Warrant, dated September 16, 2010, which is incorporated by reference to Exhibit 4.6 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2010.

Exhibit 4.	Note, dated September 16, 2010, which is incorporated by reference to Exhibit 4.5 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2010.

Exhibit 5.	Shareholders Agreement, dated September 16, 2010, which is incorporated by reference to Exhibit 4.7 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2010.

Exhibit 6.	Tax Benefit Preservation Plan, dated May 26, 2010, which is incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 2, 2010.

Exhibit 7.	Certificate of Adjustment Under Section 11(m) of the Tax Benefit Preservation Plan dated July 12, 2012, which is incorporated by reference to Exhibit 4.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2012.

Exhibit 8.	Power of Attorney executed by Atrop, Inc., dated July 26, 2013, which is incorporated by reference to Exhibit 6 to the Schedule 13D filed by the Reporting Persons on July 29, 2013.

Exhibit 9.	Power of Attorney executed by IBBF, Inc., dated July 26, 2013, which is incorporated by reference to Exhibit 7 to the Schedule 13D filed by the Reporting Persons on July 29, 2013.

Exhibit 10.	Power of Attorney executed by William Ferriolo, dated July 26, 2013, which is incorporated by reference to Exhibit 8 to the Schedule 13D filed by the Reporting Persons on July 29, 2013.

Exhibit 11.	Power of Attorney executed by Ian Bentley, dated July 26, 2013, which is incorporated by reference to Exhibit 9 to the Schedule 13D filed by the Reporting Persons on July 29, 2013.

Exhibit 12.	Power of Attorney executed by Ian Bentley Revocable Trust created U/A/D March 1, 2005, dated July 26, 2013, which is incorporated by reference to Exhibit 10 to the Schedule 13D filed by the Reporting Persons on July 29, 2013.

SCHEDULE 13D

CUSIP No. 05275N205		Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2013

ATROP, INC.

By:	/s/ Diana L. Hayes
Diana L. Hayes, Attorney-in-fact

IBBF VENTURES, INC.

By:	/s/ Diana L. Hayes
Diana L. Hayes, Attorney-in-fact

WILLIAM FERRIOLO, individually

/s/ Diana L. Hayes
Diana L. Hayes, Attorney-in-fact

IAN BENTLEY IRREVOCABLE TRUST CREATED U/A/D MARCH 1, 2005

By:	/s/ Diana L. Hayes
Diana L. Hayes, Attorney-in-fact

IAN BENTLEY, individually

/s/ Diana L. Hayes
Diana L. Hayes, Attorney-in-fact